[Letterhead of Odyssey Re Holdings Corp.]
September 29, 2009
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Odyssey Re Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-16535
Dear Mr. Rosenberg:
     Odyssey Re Holdings Corp. (“OdysseyRe” or the “Company”), a corporation incorporated under the laws of the State of Delaware, acknowledges receipt of the comment letter dated September 8, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the above captioned filing (the “Form 10-K”), and hereby submits this response to the Comment Letter. For ease of reference, the Staff’s comments are reproduced in bold-faced type in the order presented in the Comment Letter, followed by OdysseyRe’s responses. Terms used but not defined herein have the meanings set forth in the Form 10-K. OdysseyRe intends to include the revised disclosure contemplated in this letter, when relevant, with respect to financial periods covered by its reports on Form 10-K and Form 10-Q, beginning with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2009 and its Annual Report on Form 10-K for the fiscal year ending December 31, 2009.
     For purposes of clarity in reading the following responses and commentary, the reader is advised that the Company has accounted for all of its derivative investments, including credit default swap contracts and total return swap contracts, under United States generally accepted accounting practices (“U.S. GAAP”) as freestanding investments carried at fair value on the consolidated balance sheets, with changes in fair value recorded in net gains (losses) on investments in the consolidated statements of net earnings. Accordingly, as the Company has not applied hedge accounting as contemplated in the U.S. GAAP accounting pronouncements to any of its derivative contracts, all references to hedging activities in the responses which follow refer solely to economic hedging activities.
Form 10-K for fiscal year ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Results, page 72
1.	Please refer to prior comment one. We acknowledge the information provided in your responses, particularly your assertion that the impact of derivative instruments and related economically hedged items is disclosed in Note 7 (f) and the section “Investment Results” in your MD&A. However, this disclosure did not appear to show the impact of all related economically-hedged items, such as balances recoverable from reinsurers. Please revise Note 7 (f) to disclose summarized financial information, preferably in tabular form, showing how these derivative instruments and all related hedged items have affected the Company’s historical financial position, results of operations and cash flows for each period presented. Include an explanation of the key factors causing changes in the impact of your hedging programs for each period presented. Ensure that your disclosure in Note 7 (f) conforms to the guidance in paragraph 44 of SFAS 133.

Response 1: The Company believes that the information contained in the notes to its consolidated financial statements provides the information required under paragraph 44 of SFAS 133, as well as SFAS 161. However, in order to enhance the disclosure of the purpose and effects of the Company’s use of credit default swap and total return swap contracts, beginning with the consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2009 and in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2009, the Company will include a table summarizing the impact of credit default swap and total return swap contracts and related hedged items on the Company’s financial position, results of operations and cash flows as of and for each period presented (provided that such amounts are not immaterial to the financial statements for any of the periods presented). The Company will also include an explanation of the key factors of the Company’s hedging program, and related impacts, in both the notes to the financial statements and in the MD&A. See Exhibits 1 and 2 for a pro forma presentation of the Company’s proposed revised MD&A and Exhibit 3 for a pro forma presentation of the Company’s note disclosures related to credit default swaps and total return swaps based upon the results reported for the six months ended June 30, 2009.

2.	You assert in your responses to comments two and three that it is not possible to “definitively quantify” how your derivative instruments and related hedged items are expected to affect your future financial position, results of operations and cash flows. Please revise your MD&A to describe and quantify the “reasonably likely” future impact of your hedging programs. Otherwise, disclose the risks, data limitations, market uncertainties or other factors that prohibit you from providing this information.

Response 2: The Company’s risk management objective is to mitigate the adverse change in the fair value of its financial assets that would likely result in the event of significant defaults or other adverse events in the U.S. credit markets. In recent years, this objective was accomplished through purchasing credit default protection (“Credit Default Swaps”) on various entities with exposure to the U.S. credit markets, which were representative of the systemic financial risk, versus hedging specific assets. The Company chose this approach because it was impossible to predict which of the hedged assets would be adversely affected and to what degree. As a result, the Company did not specifically align hedged items with derivative instruments.

The Company’s holdings of Credit Default Swap contracts have declined significantly in 2009 relative to prior years, largely as a result of significant sales in 2008, such that the Company’s total investment in such assets was only $20.6 million as of June 30, 2009. The Company continues to evaluate the potential impact of the volatility in the U.S. credit markets on the Company’s financial statements and may, if conditions warrant, initiate new credit default swap contracts as a hedging mechanism in the future, although there can be no assurance that the Company will do so. However, beginning with the consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2009 and in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2009, the Company will include an explanation as to why it is not possible to quantify the “reasonably likely” future impact of the Company’s hedging programs as it pertains to managing credit risk (provided that such amounts are not immaterial to the financial statements for any of the periods presented). See Exhibit 1 for a pro forma presentation of the Company’s proposed revised MD&A disclosure related to credit risk management based upon the results reported for June 30, 2009.

As a result of the Company having terminated its equity hedging program in the fourth quarter of 2008, the Company is unable to disclose the “reasonably likely” future impact of the Company’s hedging programs as it pertains to managing equity risk, however, the Company will describe the risk management strategies it intends to follow in the future. The Company continues to evaluate the potential impact of the volatility in the equity markets on the Company’s financial statements and may, if conditions warrant, initiate new derivative purchasing activities as a hedging mechanism in the future, although there can be no assurance that the Company will do so. Should the Company undertake any new hedging activities related to its equity risk exposure, the Company will determine the extent to which it is possible to quantify the future impact of such a hedging strategy and will undertake to disclose this quantification. See Exhibit 2 for a pro forma presentation of the Company’s proposed revised MD&A disclosure related to equity risk management based upon the results reported for the six months ended June 30, 2009.
Credit Risk and Equity Price Risk, pages 92 and 93
3.	Please refer to prior comment two. Explain how you revised the financial objectives of your hedging programs given market conditions and the impact of your sales and close out transactions in 2008 in order to effectively manage the Company’s future credit risk and market risk.

Response 3: The Company’s financial objective with respect to hedging has been, and continues to be, to use derivative instruments when the potential for loss of value of held assets represents, in the view of the Company, an unusual or excessive exposure against which the Company should hedge, provided that the cost of such hedge is not prohibitive. Beginning with the consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2009 and in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2009, the Company will enhance its current discussion of the financial objectives of the Company’s hedging programs intended to manage future credit risk and market (equity price) risk, which are addressed separately within the risk narratives of MD&A. See Exhibits 1 and 2, respectively, for pro forma presentations of the Company’s proposed revised MD&A disclosures related to credit risk and equity price risk, based upon the results reported for the six months ended June 30, 2009.
Notes to Consolidated Financial Statements
7.     Investments and Cash
(f)     Derivative Investments and Short Sales, page 127
4.	Please refer to prior comment eight. We were unable to find the new disclosure in your June 30, 2009 Form 10-Q. Please tell us where this disclosure is located.

Response 4: In the Company’s response to the Staff’s original comment letter, the Company advised the Staff that the Company’s future filings, beginning with the Quarterly Report on Form 10-Q for the period ending June 30, 2009, would include a discussion of the declining remaining contract life and the fair value of credit default swaps held. The following disclosure was included in note 4(d), on page 20 of the Form 10-Q for the period ending June 30, 2009, as well as in the discussion of Credit Risk in MD&A on page 74:

For the six months ended June 30, 2009, the Company sold a portion of its credit default swaps, which contributed to the decrease in the fair value of the portfolio to $25.2 million as of June 30, 2009, from $82.8 million as of December 31, 2008. The credit default swap portfolio has an average term to expiration of 2.0 years as of June 30, 2009, a decrease from 2.5 years as of December 31, 2008.
As credit default swaps currently constitute an insignificant portion of the Company’s investment portfolio, and as the decline in the reported amount of such assets since December 31, 2008 is attributable primarily to the sale of these securities and not to excessive volatility in the market for such securities, the Company believes that this level of disclosure is appropriate.
* * * * * * * * * * * * * * * *
     The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K or Form 10-Q filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     OdysseyRe appreciates the opportunity to respond to the Staff’s comments, and will be pleased to provide any further information requested. Please direct all questions or comments regarding this matter, including any comments pertaining to this letter, to R. Scott Donovan, Executive Vice President and Chief Financial Officer, at (203) 977-8008 (direct), (203) 965-7990 (fax) or sdonovan@odysseyre.com.
Very truly yours,
/s/ Donald L. Smith
Senior Vice President, General Counsel
and Corporate Secretary

cc:	Frank Wyman
Don Abbott

Exhibit 1
Odyssey Re Holdings Corp.
Response to SEC Comment Letter of September 8, 2009
Pro forma Disclosure Revision — Revised financial objectives of hedging programs
     The following disclosure relating to our credit risk and related hedging activities, which reflects amounts for June 30, 2009, will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as applicable, for periods ending on or after September 30, 2009. New information or language has been highlighted in bold.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Credit Risk (pp. 73 -74 of June 30, 2009 10-Q)
Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and thereby causes financial loss to another party. Our exposure to credit risk is concentrated in investments and underwriting balances.
The aggregate credit risk exposure, based upon carrying value, as of June 30, 2009 and December 31, 2008 (without taking into account amounts pledged as collateral for our benefit of $276.3 million and $346.9 million as of June 30, 2009 and December 31, 2008, respectively) was comprised as follows (in millions):

	June 30,	December 31,
	2009	2008
Fixed income securities	$4,451.9	$3,932.5
Derivatives (primarily credit default swaps)	25.9	111.0
Cash and short term investments	1,415.4	2,040.5
Premiums receivable	486.9	496.4
Recoverable from reinsurers	1,023.6	996.5

Total gross exposure	$7,403.7	$7,579.9

Our risk management strategy with respect to investments in debt instruments is to invest primarily in securities of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. While we review third party ratings, we carry out our own analysis and do not delegate the credit decision to rating agencies. We endeavor to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, invest in credit default swaps, or other types of derivatives, to further mitigate credit risk exposure.

The composition of the fair value of our fixed income securities portfolio as of the dates indicated, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented below (in millions):

	As of June 30, 2009		As of December 31, 2008
	Fair		Fair
Issuer Credit Rating	value	%	value	%

AAA/Aaa	$3,070.7	69.0	$3,221.2	81.9
AA/Aa2	419.1	9.4	302.8	7.7
A/A2	157.8	3.6	77.8	2.0
BBB/Baa2	258.0	5.8	1.4	0.0
BB/Ba2	126.3	2.8	16.2	0.4
B/B2	107.6	2.4	100.3	2.6
CCC/Caa or lower or not rated	312.6	7.0	212.9	5.4

Total	$4,451.9	100.0	$3,932.5	100.0

As of June 30, 2009, 87.8% of our fixed income portfolio at fair value was rated investment grade (as compared to 91.6% as of December 31, 2008), with 78.4% (primarily consisting of government obligations) being rated AA/Aa2 or better (as compared to 89.6% as of December 31, 2008). As of June 30, 2009, holdings of fixed income securities in the ten issuers (excluding federal governments) to which we had the greatest exposure was $1.1 billion, which was approximately 13.1% of our total investment portfolio. The exposure to the largest single issuer of corporate bonds held as of June 30, 2009 was $144.2 million, which was approximately 1.8% of our total investment portfolio, or 4.6% of our total shareholders’ equity.
Our investment portfolio as of June 30, 2009 included $2.5 billion in U.S. state, municipal and other tax-exempt bonds, almost all of which were purchased during 2008, and of which approximately $1.9 billion (76.0%) were fully insured by Berkshire Hathaway Assurance Corp. (“BHAC”) for the payment of interest and principal in the event of issuer default; we believe that the BHAC insurance significantly mitigates the credit risk associated with these bonds.
Our risk management objective is to mitigate the adverse change in the fair value of our financial assets that would likely result in the event of significant defaults or other adverse events in the U.S. credit markets. Beginning in 2003, we attempted to meet this objective by purchasing credit default protection (“Credit Default Swaps”) referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which are representative of the systemic financial risk, versus hedging specific assets. We chose this approach because it was impossible to predict which of the hedged assets would be adversely affected and to what degree. As a result, we did not specifically align hedged items with hedging instruments.
Under a credit default swap, as the buyer, we agree to pay to a specific counterparty, at specified periods fixed premium amounts based on an agreed notional principal amount in exchange for protection against default by the issuers of specified referenced debt securities. The credit events, as defined by the respective credit default swap contracts, establishing the rights to recover amounts from the counterparties, are comprised of

ISDA-standard credit events, which are: bankruptcy, obligation acceleration, obligation default, failure to pay, repudiation/moratorium and restructuring. As of June 30, 2009 all credit default swap contracts held by us have been purchased from and entered into with either Citibank, N.A., Deutsche Bank AG or Barclays Bank PLC as the counterparty, with positions on certain covered risks with more than one of these counterparties.
We obtain market derived fair values for our credit default swaps from third party providers, principally broker dealers. To validate broker-dealer credit default swap fair value quotations, two reasonability tests are performed. First, we obtain credit default swap bid-spreads from independent broker-dealers (non counter-party broker-dealers). These spreads are entered as inputs into a discounted cash flow model, which calculates a fair value that is compared for reasonability to the counter-party broker-dealer provided fair values. The discounted cash flow model uses the independently obtained credit default swap bid-spreads to calculate the present value of the remaining protection payments using the appropriate currency-denominated swap curve, with consideration given to various other parameters including single name bid spread in basis points and the remaining term to maturity of the credit default swap contract. A comparison is also performed against recently transacted credit default swap values as provided by independent broker-dealers, and to prices reflected in recent trades of identical financial instruments where available.
The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. As these contracts do not qualify for hedge accounting, changes in the unrealized fair value of the contract were recorded as net realized investment gains (losses) on investments in our consolidated statements of operations and comprehensive income. Sales of credit default swap contracts during 2008 caused us to reverse through net gains (losses) on investments any previously recorded unrealized fair value changes since the inception of the contract, and to record the actual amount of the final cash settlement. Derivative assets were reported gross, on a contract-by-contract basis, and are recorded at fair value in other invested assets in the consolidated balance sheet. The sale, expiration or early settlement of a credit default swap will not result in a cash payment owed by us; rather, such an event can only result in a cash payment by a third party purchaser of the contract, or the counterparty, to us. Accordingly, there is no opportunity for netting of amounts owed in settlement. Cash receipts at the date of sale of the credit default swaps were recorded as cash flows from investing activities arising from net sales of assets and liabilities classified as held for trading.
The total cost of the credit default swaps was $20.6 million and $30.8 million as of June 30, 2009 and December 31, 2008, respectively, and the fair value was $25.2 million and $82.8 million, as of June 30, 2009 and December 31, 2008, respectively. The notional amount of the credit default swaps was $1.3 billion and $1.8 billion as of June 30, 2009 and December 31, 2008, respectively. The credit default swaps had net realized investment losses of $13.4 million and net realized investment gains of $172.3 million for the six months ended June 30, 2009 and 2008, respectively. The fair values of credit default swaps are subject to significant volatility, given potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturities. The fair value of the credit default swaps may vary dramatically either up or down in short periods, and their ultimate value may therefore only be known upon their disposition. Credit default swap transactions generally settle in cash. As a result of the appreciation in the fair value of the credit default swaps, our counterparties to these transactions have been required to place government securities as collateral, pursuant to the swap agreements. The fair value of this collateral at June 30, 2009 was $7.8 million, of which we do not have the right to sell or repledge $1.9 million. We have not exercised our right to sell or repledge the remaining $5.9 million of this collateral. As we fund all of our obligations relating to these contracts upon initiation of the transaction, there are no requirements in these contracts for us to provide collateral.
The following table summarizes the effect of the credit default swap hedging instruments and related hedged items on our historical financial position, results of operations and cash flows as of and for the six months ended June 30, 2009 and 2008 (in millions):

	As of and for the Six Months Ended June 30, 2009
			Effect on:
			Other	Net Realized		Net Cash
	Exposure /		Comprehensive	Investment	Net Equity	Flow Impact
	Notional	Carrying	Income	Gains (Losses)	Impact	from
	Value	Value	(pre-tax)	(pre-tax)	(pre-tax)	Disposals

Credit Risk Exposures:
Fixed income securities	$4,451.9	$4,451.9	$186.3	$88.4	274.7	$48.3
Derivatives	25.9	25.9	—	(33.9)	(33.9)	20.3
Cash and short term investments	1,415.4	1,415.4	—	28.5	28.5	28.5
Premiums receivable	486.9	486.9	—	(1.5)	(1.5)	(1.5)
Reinsurance recoverable	1,023.6	1,023.6	—	—	—	—

Total credit risk exposure	$7,403.7	$7,403.7	186.3	81.5	267.8	95.6

Hedging Instruments:
Other Invested Assets:
Credit default swaps:
Banking	$403.6	$8.4	—	4.0	4.0	12.8
Insurance	868.3	16.8	—	(17.4)	(17.4)	21.2

Total credit default swaps	$1,271.9	$25.2	—	(13.4)	(13.4)	34.0

Net exposure			$186.3	$68.1	$254.4	$129.6

	As of and for the Six Months Ended June 30, 2008
			Effect on:
			Other	Net Realized
	Exposure /		Comprehensive	Investment		Net Cash
	Notional	Carrying	Income	Gains (Losses)	Net Equity	Flow from
	Value	Value	(pre-tax)	(pre-tax)	(pre-tax)	Disposals

Credit Risk Exposures:
Fixed income securities	$4,251.1	$4,251.1	$(94.6)	$102.4	$7.8	$112.5
Derivatives	207.8	207.8	—	94.2	94.2	57.0
Cash and short term investments	2,023.0	2,023.0	0.2	21.4	21.6	21.6
Premiums receivable	525.7	525.7	—	(0.3)	(0.3)	(0.3)
Reinsurance recoverable	924.3	924.3	—	1.1	1.1	—

Total credit risk exposure	$7,931.9	$7,931.9	(94.4)	218.8	124.4	190.8

Hedging Instruments:
Other Invested Assets:
Credit default swaps:
Mortgage	$495.6	$23.0	—	9.4	9.4	40.8
Banking	1,164.8	55.7	—	27.2	27.2	12.9
Insurance	2,274.9	125.8	—	135.7	135.7	193.4

Total credit default swaps	$3,935.3	$204.5	—	172.3	172.3	247.1

Net exposure			$(94.4)	$391.1	$296.7	$437.9

The fair values of credit default swap contracts are sensitive to individual issuer credit default swap yield curves and current market spreads. The timing and amount of changes in fair value of fixed income securities and underwriting balances are by their nature uncertain. As a result of these data limitations and market uncertainties, it is not possible to estimate the reasonably likely future impact of our economic hedging programs.
Our holdings of credit default swap contracts have declined significantly in 2009 relative to prior years, largely as a result of significant sales in 2008. In the latter part of 2008, we revised the financial objectives of our hedging program by determining not to replace our credit default swap hedge position as sales or expiries occurred, primarily based upon our judgment that our exposure to elevated levels of credit risk had moderated following a marked improvement in the credit markets, but also due to (i) the significant increase in the cost of purchasing credit protection (reducing the attractiveness of the credit default swap contract as a hedging instrument), (ii) improvement in our capital and liquidity (having benefited significantly from, among other things, more than $568.9 million in gains from sales of credit default swaps realized since the beginning of 2007), and (iii) our judgment that managing credit risk without the use of derivatives was, given the market environment, once again an appropriate means for mitigating our credit exposure arising from financial assets. As a result, the effects that credit default swaps as hedging instruments may be expected to have on our future financial position, liquidity and operating results may be expected to diminish relative to the effects in recent years. We continue to evaluate the potential impact of the volatility in the U.S. credit markets on our financial statements and may, if conditions warrant, initiate new credit default swap contracts as a hedging mechanism in the future, although there can be no assurance that we will do so, in an effort to achieve our continuing objective to minimize the potential for loss of value of held assets where, in our view, an unusual or excessive exposure exists.
For the six months ended June 30, 2009, we sold a portion of our credit default swaps, contributing to a decrease in the fair value of the portfolio to $25.2 million as of June 30, 2009, from $82.8 million as of December 31, 2008. The credit default swap portfolio had an average term to expiration of 2.0 years as of June 30, 2009, a decrease from 2.5 years as of December 31, 2008.
As of June 30, 2009, our holdings of financial instruments without quoted prices, or “non-traded investments,” included a collateral loan, which was fully impaired during 2005. We periodically evaluate the carrying value of non-traded investments by reviewing the borrowers’ current financial positions and the timeliness of their interest and principal payments.

Exhibit 2
Odyssey Re Holdings Corp.
Response to SEC Comment Letter of September 9, 2009
Pro forma Disclosure Revision — Revised financial objectives of hedging programs
     The following disclosure relating to our equity price risk and related hedging activities, which reflects amounts for June 30, 2009, will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as applicable, for periods ending on or after September 30, 2009. New information or language has been highlighted in bold.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Equity Price Risk (p. 75 of June 30, 2009 10-Q)
Equity Price Risk
Our investment portfolio is managed with a long term, value-oriented investment philosophy emphasizing downside protection. We have policies to limit and monitor our individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the consolidated level.
During much of 2008 and immediately preceding years, we had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States and global economic conditions. As protection against a decline in equity markets, we had held short positions effected by way of equity index-based exchange-traded securities including SPDRs, U.S. listed common stocks, equity total return swaps and equity index total return swaps, referred to in the aggregate as our “equity hedges.” We had also purchased S&P 500 index call options to limit the potential loss on U.S. equity index total return swaps and SPDRs short positions, and to provide general protection against the short position in common stocks. In November 2008, following significant declines in global equity markets, we revised the financial objectives of our hedging program on the basis of our assessment that elevated risks in the global equity markets had moderated, and subsequently closed substantially all of our equity hedge positions. During the remainder of the fourth quarter of 2008, we increased our investments in equities as a result of the opportunities presented by significant declines in valuations. In the absence of the equity hedges, we will continue to manage our exposure to market price fluctuations through policies designed to monitor and limit our individual issuer exposures and aggregate equity exposure. We may initiate new total return swap contracts as a hedging mechanism in the future, although there can be no assurance that we will do so, in an effort to achieve our continuing objective to minimize the potential for loss of value of held assets where, in our view, an unusual or excessive exposure exists. As of June 30, 2009, we had aggregate equity holdings with fair value of $2.1 billion (common stocks of $1.9 billion plus investments at equity of $0.2 billion). As of December 31, 2008, we had aggregate equity holdings with fair value of $1.7 billion (common stocks of $1.6 billion plus investments, at equity of $0.1 billion).
The following table summarizes the effect of equity risk hedging instruments and related hedged items on our historical financial position, results of operations and cash flows as of and for the six months ended June 30, 2009 and 2008 (in millions):

	As of and for the Six Months Ended June 30, 2009
			Effect on:
			Other	Net Realized		Net Cash
	Exposure /		Comprehensive	Investment	Net Equity	Flow Impact
	Notional	Carrying	Income	Losses	Impact	from
	Value	Value	(pre-tax)	(pre-tax)	(pre-tax)	Disposals
Equity exposures:
Preferred stocks	$0.1	$0.1	$0.4	$(0.4)	$—	$(1.1)
Common stocks, at fair value	1,928.8	1,928.8	229.1	(108.7)	120.4	(81.0)

Total equity exposure	$1,928.9	$1,928.9	229.5	(109.1)	120.4	(82.1)

Hedging Instruments:
Other Invested Assets:
Equity hedging instruments	$—	$—	—	—	—	—

Net equity impact			$229.5	$(109.1)	$120.4	$(82.1)

	As of and for the Six Months Ended June 30, 2008
			Effect on:
			Other	Net Realized
	Exposure /		Comprehensive	Investment		Net Cash
	Notional	Carrying	Income	Gains (Losses)	Net Equity	Flow from
	Value	Value	(pre-tax)	(pre-tax)	(pre-tax)	Disposals
Equity exposures:
Preferred stocks	$0.1	$0.1	$0.6	$(0.5)	$0.1	$—
Common stocks, at fair value	1,053.3	1,053.3	(16.3)	(27.4)	(43.7)	8.2

Total equity exposure	$1,053.4	$1,053.4	(15.7)	(27.9)	(43.6)	8.2

Hedging Instruments:
Other Invested Assets:
Total return swaps	$1,100.8	$38.5	—	93.6	93.6	58.9
Short positions	—	—	—	12.8	12.8	14.5
Call options *	1,244.6	—	—	(1.1)	(1.1)	(1.3)

Total equity hedging instruments	$2,345.4	$38.5	—	105.3	105.3	72.1

Net equity impact			$(15.7)	$77.4	$61.7	$80.3

*	Call options were established to limit the potential loss from total return swap and short positions used as hedging instruments.
The table that follows summarizes the potential impact of a 10% change in our equity and equity-related holdings (including equity hedges where appropriate) on pre-tax other comprehensive income and pre-tax net income for the six months ended June 30, 2009 and 2008. Certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumptions that the equity and equity-related holdings had increased/decreased by 10%, with all other variables held constant, and that all the equity and equity-related instruments move according to a one-to-one correlation with global equity markets.

(in millions)	2009		2008
	Effect on other	Effect on	Effect on other	Effect on
	comprehensive income	net income	comprehensive income	net income
Change in global equity markets	(pre-tax)	(pre-tax)	(pre-tax)	(pre-tax)

10% increase	$194.1	$—	$105.4	$(106.2)
10% decrease	(194.1)	—	(105.4)	106.2
Generally, a 10% decline in the global equity markets would result in a similar decrease in the value of our equity investment holdings, resulting in decreases in our pre-tax other comprehensive income, as the majority of our equity investment holdings are classified as available for sale. Conversely, a 10% increase in global equity markets would generally result in a similar increase in the value of our equity investment holdings, resulting in increases in our pre-tax other comprehensive income. For the six months ended June 30, 2008, the effect of changes in global equity markets on pre-tax other comprehensive income and pre-tax income was more than offset by the effect on pre-tax net income of the equity hedges, effected primarily through positions in derivatives and securities sold but not yet purchased.
As of June 30, 2009, our equity related holdings in the ten issuers to which we had the greatest exposure totaled $1.4 billion, which was approximately 17.1% of the total investment portfolio. The exposure to the largest single issuer of equity related holdings held as of June 30, 2009 was $231.5 million, which was approximately 2.9% of our total investment portfolio, or 7.4% of our total shareholders’ equity.

Exhibit 3
Fairfax Financial Holdings Limited
Response to SEC Comment Letter of September 9, 2009
Pro forma Disclosure Revision — Revised financial objectives of hedging programs
     The following disclosure relating to the Company’s hedging activities involving credit default swap and total return swap contracts, which reflects amounts for June 30, 2009, will be included in the notes to the consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as applicable, for periods ending on or after September 30, 2009. New information or language has been highlighted in bold.
Notes to Consolidated Financial Statements
4.     Investments and Cash
(d)     Derivative Investments and Short Sales (pp. 19-22 of June 30, 2009 10-Q)
The following table summarizes the effect of the hedging instruments and related hedged items on the Company’s historical financial position, results of operations and cash flows as of and for the six months ended June 30, 2009 and 2008 (in millions):

	As of and for the Six Months Ended June 30, 2009
			Effect on:
			Other	Net Realized		Net Cash
	Exposure /		Comprehensive	Investment	Net Equity	Flow Impact
	Notional	Carrying	Income	Gains (Losses)	Impact	from
	Value	Value	(pre-tax)	(pre-tax)	(pre-tax)	Disposals
Credit Risk Exposures:
Fixed income securities	$4,451.9	$4,451.9	$186.3	$88.4	274.7	$48.3
Derivatives	25.9	25.9	—	(33.9)	(33.9)	20.3
Cash and short term investments	1,415.4	1,415.4	—	28.5	28.5	28.5
Premiums receivable	486.9	486.9	—	(1.5)	(1.5)	(1.5)
Reinsurance Recoverable	1,023.6	1,023.6	—	—	—	—

Total credit risk exposure	$7,403.7	$7,403.7	186.3	81.5	267.8	95.6

Hedging Instruments:
Other Invested Assets:
Credit default swaps:
Banking	$403.6	$8.4	—	4.0	4.0	12.8
Insurance	868.3	16.8	—	(17.4)	(17.4)	21.2

Total credit default swaps	$1,271.9	$25.2	—	(13.4)	(13.4)	34.0

Net exposure			$186.3	$68.1	$254.4	$129.6

	As of and for the Six Months Ended June 30, 2008
			Effect on:
			Other	Net Realized
	Exposure /		Comprehensive	Investment		Net Cash
	Notional	Carrying	Income	Gains (Losses)	Net Equity	Flow from
	Value	Value	(pre-tax)	(pre-tax)	(pre-tax)	Disposals
Credit Risk Exposures:
Fixed income securities	$4,251.1	$4,251.1	$(94.6)	$102.4	$7.8	$112.5
Derivatives	207.8	207.8	—	94.2	94.2	57.0
Cash and short term investments	2,023.0	2,023.0	0.2	21.4	21.6	21.6
Premiums receivable	525.7	525.7	—	(0.3)	(0.3)	(0.3)
Reinsurance Recoverable	924.3	924.3	—	1.1	1.1	—

Total credit risk exposure	$7,931.9	$7,931.9	(94.4)	218.8	124.4	190.8

Hedging Instruments:
Other Invested Assets:
Credit default swaps:
Mortgage	$495.6	$23.0	—	9.4	9.4	40.8
Banking	1,164.8	55.7	—	27.2	27.2	12.9
Insurance	2,274.9	125.8	—	135.7	135.7	193.4

Total credit default swaps	$3,935.3	$204.5	—	172.3	172.3	247.1

Net exposure			$(94.4)	$391.1	$296.7	$437.9

The Company holds credit default swaps, referenced to various issuers in the banking and insurance sectors of the financial services industry in the U.S. and worldwide, that serve as an economic hedge against declines in the fair value of investments and other corporate assets resulting from systemic financial and credit risk. Under a credit default swap, as the buyer, the Company agrees to pay to a specific counterparty, at specified periods, fixed premium amounts based on an agreed notional principal amount in exchange for protection against default by the issuers of specified referenced debt securities. The credit events, as defined by the respective credit default swap contracts, establishing the rights to recover amounts from the counterparties are comprised of ISDA-standard credit events, which are: bankruptcy, obligation acceleration, obligation default, failure to pay, repudiation/moratorium and restructuring. As of June 30, 2009, all credit default swap contracts held by the Company have been purchased from and entered into with either Citibank, N.A., Deutsche Bank AG or Barclays Bank PLC as the counterparty, with positions on certain covered risks with more than one of these counterparties. The Company obtains market-derived fair values for its credit default swaps from third-party providers, principally broker-dealers. The Company assesses the reasonableness of the fair values obtained from these providers by comparison to models validated by qualified personnel, by reference to movements in credit spreads, and by comparing the fair values to recent transaction prices for similar credit default swaps, where available.
The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. As these contracts do not qualify for hedge accounting, changes in the unrealized fair value of the contract were recorded as net realized investment gains (losses) in the Company’s consolidated statements of operations and comprehensive income. Sales of credit default swap contracts during 2009 caused the Company to reverse through net realized investment gains (losses) any previously recorded unrealized fair value changes since the inception of the contract, and to record the actual amount of the final cash settlement. Derivative assets are reported gross, on a contract-by-contract basis, at fair value in other invested assets in the consolidated balance sheet. The sale, expiration or early settlement of a credit default swap will not result in a cash payment owed by the Company; rather, such an event can only result in a cash payment by a third party purchaser of the contract, or the counterparty, to the Company. Accordingly, there is no opportunity for netting of amounts owed in settlement. Cash receipts at the date of sale of the credit default swaps were recorded as cash flows from investing activities arising from net sales of assets and liabilities classified as held for trading.
The fair values of credit default swaps are subject to significant volatility, given potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturities. The fair value of the credit default swaps may vary dramatically either up or down in short periods, and their ultimate value may therefore only be known upon their disposition. Credit default swap transactions generally settle in cash. As a result of the appreciation in the fair value of the credit default swaps, counterparties to these transactions are required to place government securities as collateral, pursuant to the swap agreements. The fair value of this collateral as of June 30, 2009 was $7.8 million, of which the Company does not have the right to sell or repledge $1.9 million. The Company has not exercised the right to sell or repledge the remaining $5.9 million of this collateral. As the Company funds all of its obligations relating to these contracts upon initiation of the transaction, there are no requirements in these contracts for the Company to provide collateral.
The Company’s holdings of credit default swap contracts have declined significantly in 2009 relative to prior years, largely as a result of significant sales in 2008. In the latter part of 2008, the Company revised the financial objectives of its hedging program by determining not to replace its credit default swap hedge position as sales or expiries occurred, primarily based the Company’s judgment that its exposure to elevated levels of credit risk had moderated following a marked improvement in the credit markets, but also due to (i) the significant increase in the cost of purchasing credit protection (reducing the attractiveness of the credit default swap contract as a hedging instrument), (ii) improvement in the Company’s capital and liquidity (having benefited significantly from, among other things, more than $568.9 million in gains from sales of credit default swaps realized since 2007), and (iii) the Company’s judgment that managing credit risk without the use of derivatives was, given the market environment, once again an appropriate means for mitigating the Company’s credit exposure arising from financial assets.
For the six months ended June 30, 2009, the Company sold a portion of its credit default swaps, which contributed to the decrease in the fair value of the portfolio to $25.2 million as of June 30, 2009, from $82.8 million as of December 31, 2008. The credit default swap portfolio has an average term to expiration of 2.0 years as of June 30, 2009, a decrease from 2.5 years as of December 31, 2008.

In prior years, the Company had purchased equity index and common stock total return swaps and had short positions, primarily in equity securities, as an “economic hedge” against a broad market downturn. Changes in the fair value of such instruments were recorded as realized investment gains or losses in the consolidated statements of operations in the period in which they occur. In November 2008, following significant declines in global equity markets, the Company revised the financial objectives of its hedging program on the basis of its assessment that elevated risks in the global equity markets had moderated and subsequently closed substantially all of its equity hedge positions. During the remainder of the fourth quarter of 2008, the Company increased its investments in equities as a result of the opportunities presented by significant declines in valuations. In the absence of the Company’s equity hedges, the Company will continue to manage its exposure to market price fluctuations through policies designed to monitor and limit its individual issuer exposures and aggregate equity exposure.
In connection with the total return swap transactions and short positions, the Company owned a series of index call options on Standard and Poor’s depository receipts (“SPDRs”) and the iShares Canadian S&P/TSX60 (XIU), the majority of which expired in 2008 and the last of which was closed out as of January 14, 2009. A call option gives the purchaser the right, but not the obligation, to purchase an underlying security at a specific price or prices at or for a certain time. The call options were recorded at fair value in other invested assets, and changes in the fair value were recorded as realized investment gains or losses in the consolidated statements of operations.